FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1        Name and Address of Company

Cybin Inc. (the “Company”)
100 King Street West, Suite 5600
Toronto, Ontario
M5X 1C9

Item 2        Date of Material Change

         September 19, 2024

Item 3        News Release

A press release disclosing the material change was disseminated on September 19, 2024 through BusinessWire.

Item 4        Summary of Material Change

On September 19, 2024, the Company announced that it had filed articles of amendment to consolidate the Company’s issued and outstanding common shares (the “Common Shares”) on the basis one new Common Share for every 38 existing Common Shares (the “Consolidation”).

Item 5        Full Description of Material Change

The Consolidation is effective as of September 19, 2024. As a result of the Consolidation, the 759,692,495 Common Shares issued and outstanding prior to the Consolidation have been reduced to approximately 19,991,907 Common Shares. Each shareholder’s percentage ownership in the Company and proportional voting power remains unchanged after the Consolidation, except for minor changes and adjustments resulting from the treatment of any fractional Common Shares.

The Company did not issue fractional post-Consolidation Common Shares. Where the Consolidation would otherwise result in a shareholder being entitled to a fractional Common Share, the number of post-Consolidation Common Shares issued to such shareholder was rounded to the nearest whole number of post-Consolidation Common Shares.

The board of directors of the Company approved the consolidation ratio for the Consolidation on August 27, 2024. Shareholder approval of the Consolidation was obtained at the Company’s annual and special meeting of shareholders held on August 27, 2024.

In connection with the Consolidation, the Company will send letters of transmittal to registered holders of its Common Shares for use in transmitting their existing share certificates (“Existing Certificates”) to the Company’s registrar and transfer agent, Odyssey Trust Company, in exchange for new certificates (“New Certificates”) representing the number of post-Consolidation Common Shares to which such shareholder is entitled as a result of the Consolidation. No delivery of a New Certificate to a shareholder will be made until the shareholder has surrendered its Existing Certificates. Until surrendered, each Existing Certificate shall be deemed for all purposes to represent the number of post-Consolidation Common Shares to which the holder is entitled as a result of the Consolidation.

The exercise price and number of Common Shares issuable upon exercise of the Company’s outstanding Common Share purchase warrants and options have been adjusted in accordance with the Consolidation.

Item 6        Reliance on subsection 7.1(2) of National Instrument 51-102

Confidentiality is not requested.

Item 7        Omitted Information

No information has been omitted in respect of the material change.

Item 8        Executive Officer

Further information regarding the matters described in this report may be obtained from Douglas Drysdale, Chief Executive Officer of the Company, who is knowledgeable about the details of the material change and may be contacted at 1-866-292-4601.

Item 9        Date of Report

September 19, 2024